Mail Stop 4561

February 17, 2009

Mr. James J. McEntee, III
Chief Executive Officer and President
Alesco Financial, Inc.
Cira Centre
2929 Arch Street
17th Floor
Philadelphia, PA 19104

> **Re:** **Alesco Financial, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 03/12/08**
> **Definitive Proxy Statement**
> **Filed 04/29/08**
> **Form 10-Q for the quarter ended September 30, 2008**
> **Filed 11/05/08**
> **File No. 001-32026**

Dear Mr. McEntee:

We have read your supplemental response letter dated January 21, 2009 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2007

Item 9A. Controls and Procedures, page 89

1. We note your response to comment 2; however we are reissuing our comment in part since you did not confirm whether management's assessment of the effectiveness of your internal controls over financial reporting was that they were effective or ineffective. Please note that you stated that your internal controls over financial reporting were "operating effectively" rather than that they were "effective." Please clarify.

Consolidated Statements of Income (Loss), page F-4

2.      We note your response to comment 3; you state that in future filings you will remove the subtotal titled "Income before interest and other income, minority interest and taxes" and present the amounts under a heading titled "Non-operating Income and Expenses." Since presenting non-operating income and expenses is not consistent with Article 9 of Regulation S-X, we do not believe it is appropriate to label the amounts as such.

Note 2: Summary of Significant Accounting Policies, page F-9

3.      We have read your response to comment 5. Please clarify how you considered the guidance in SFAS 5 as it relates to the costs that you may incur from your obligation to reacquire loans from the securitization which is accounted for as a financing. Such costs may include any missed interest payments, any premium paid by the investor for the loan, and any amounts paid to the investor for the remaining principal balance that are above the fair value of the loan.

Note 4: Loans, page F-19

4.      We note your response to comment 6; in future filings please explicitly state, if true, that you have the intent and ability to hold your loan investments for the foreseeable future or until expected payoff/maturity and expand your disclosure to discuss your reasons for this conclusion.

Note 8: Stock-Based Compensation, page F-29

5.      We note your response to comment 8; you state that the restricted share awards do not have disincentives for nonperformance other than forfeiture of the award by the counterparty and therefore, you measure the fair value of the award when the performance is completed by the counterparty. We note that footnote 3 of EITF 96-18 states that a performance commitment is a commitment under which performance by the counterparty to earn the equity instruments is probable because of sufficiently large disincentives for nonperformance, and that the disincentives must result from the relationship between the issuer and the counterparty. Please further tell us how you considered the relationship between you and the counterparty, certain officers and key employees of Cohen, outside of the restricted stock award arrangements when determining whether performance was probable due to large disincentives for nonperformance. It appears that you have other arrangements (i.e. a management agreement) with the counterparty that may be impacted by nonperformance. Please explain.

*****

Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Duc Dang, Staff Attorney, at (202) 551-3386 with any other questions.

Sincerely,


Linda Van Doorn
Senior Assistant Chief Accountant